UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3 )1

Rowan Companies, Inc.
(Name of Issuer)

Common Stock, $.125 par value
(Title of Class of Securities)

779382100
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 7, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 779382100

1	NAME OF REPORTING PERSON STEEL PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,876,181 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,876,181 (1)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,876,181 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON PN

(1) Includes 158,000 Shares underlying short put options and 100,000 Shares underlying call options.

CUSIP NO. 779382100

1	NAME OF REPORTING PERSON STEEL PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,876,181 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,876,181 (1)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,876,181 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON OO

(1) Includes 158,000 Shares underlying short put options and 100,000 Shares underlying call options
.

CUSIP NO. 779382100

1	NAME OF REPORTING PERSON WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,876,181 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,876,181 (1)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,876,181 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON IN

(1) Includes 158,000 Shares underlying short put options and 100,000 Shares underlying call options.

CUSIP NO. 779382100

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Schedule 13D as specifically set forth.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 9,618,181 Shares (excluding 158,000 Shares underlying short put options and 100,000 Shares underlying call options) owned by Steel Partners II is approximately $365,702,199, including brokerage commissions.  The Shares owned by Steel Partners II were acquired with partnership funds.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 111,285,309 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2007 filed with the Securities and Exchange Commission on November 9, 2007.

As of the close of business on December 10, 2007, Steel Partners II beneficially owned 9,876,181 Shares (including 158,000 Shares underlying short put options and 100,000 Shares underlying call options), constituting approximately 8.9% of the Shares outstanding.  As the general partner of Steel Partners II, Partners LLC may be deemed to beneficially own the 9,876,181 Shares (including 158,000 Shares underlying short put options and 100,000 Shares underlying call options) owned by Steel Partners II, constituting approximately 8.9% of the Shares outstanding.  As the sole executive officer and managing member of Partners LLC, which in turn is the general partner of Steel Partners II, Mr. Lichtenstein may be deemed to beneficially own the 9,876,181 Shares (including 158,000 Shares underlying short put options and 100,000 Shares underlying call options) owned by Steel Partners II, constituting approximately 8.9% of the Shares outstanding.  Mr. Lichtenstein has sole voting and dispositive power with respect to the 9,876,181 Shares (including short put options and call options) owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares.
Item 5(c) is hereby amended to add the following:

(c) Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons since the filing of Amendment No. 2 to the Schedule 13D.  All of such transactions were effected in the open market.

Item 6 is hereby amended to add the following:

As of the close of business on December 10, 2007, Steel Partners II had entered into transactions with respect to the securities of the Issuer with unrelated third parties under the terms set forth in the following table:

Class of Security	Number of Underlying Shares Purchased / (Sold)	Expiration Date	Exercise Price ($)
Short Put Option	(74,300)	01/19/2008	30.00
Call Option	100,000	01/19/2008	35.00
Short Put Option	(23,700)	12/22/2007	35.00
Short Put Option	(60,000)	01/19/2008	32.50

CUSIP NO. 779382100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2007	STEEL PARTNERS II, L.P.

	By:	Steel Partners, L.L.C., General Partner

	By:	/s/ Lauren Isenman
Lauren Isenman
As Attorney In Fact for Warren G. Lichtenstein, Managing Member

STEEL PARTNERS, L.L.C.

	By:	/s/ Lauren Isenman
Lauren Isenman
As Attorney In Fact for Warren G. Lichtenstein, Managing Member

/s/ Lauren Isenman
LAUREN ISENMAN
As Attorney In Fact for Warren G. Lichtenstein, Individually

CUSIP NO. 779382100

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 2 to the Schedule 13D

Class of Security	Securities Purchased / (Sold)	Price Per Share ($)	Date of Purchase / Sale

STEEL PARTNERS II, L.P.

Short Put Option ($35 Strike Price)	(237)*	--	11/13/2007
Common Stock	132,308	35.7999	11/13/2007
Common Stock	4,318	36.9389	11/14/2007
Common Stock	100,000	37.2499	11/14/2007
Short Put Option ($32.5 Strike Price)	(600)*	--	11/15/2007
Common Stock	8,565	35.7595	11/15/2007
Common Stock	100,000	36.2150	11/16/2007
Common Stock	100,000	35.2511	12/04/2007
Common Stock	68,193	35.3904	12/04/2007
Common Stock	100,000	35.4747	12/04/2007
Common Stock	59,000	36.0392	12/05/2007
Common Stock	100,000	36.0893	12/05/2007
Common Stock	26,417	36.5487	12/06/2007
Common Stock	100,000	37.4629	12/07/2007
Common Stock	100,000	37.3209	12/07/2007
Common Stock	200,000	37.9113	12/10/2007

STEEL PARTNERS, L.L.C.
None

WARREN G. LICHTENSTEIN
None

* Each short put option is for 100 shares of the underlying Common Stock.